Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2021

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	September 30, 2021	December 31, 2020
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,322,334	424,410
Financial investments	5	333,166	712,645
Trade receivables	6	305,149	415,282
Inventories	7	99,692	74,076
Recoverable taxes		44,591	19,304
Related parties	8	4,481	9,970
Other assets		35,622	24,073
Total current assets		2,145,035	1,679,760
Non-current assets
Deferred income tax	21	322,305	236,903
Recoverable taxes		1,122	1,121
Financial investments	5	38,434	10,349
Related parties	8	6,733	10,508
Other assets		41,365	22,239
Investments and interests in other entities	9	128,202	9,654
Property and equipment	10	27,335	26,087
Right-of-use assets	11	36,748	30,022
Intangible assets	12	2,541,254	2,549,637
Total non-current assets		3,143,498	2,896,520
Total assets		5,288,533	4,576,280

Liabilities
Current liabilities
Trade payables		70,674	40,925
Labor and social obligations	14	167,783	85,069
Taxes and contributions payable		3,974	9,676
Income taxes payable		33,274	44,731
Advances from customers		6,850	23,080
Lease liabilities	11	16,052	12,742
Loans and financing	15	305,305	107,706
Accounts payable to selling shareholders	13	775,464	656,014
Other liabilities		4,363	331
Total current liabilities		1,383,739	980,274
Non-current liabilities
Labor and social obligations	14	346	36,570
Lease liabilities	11	27,502	22,478
Loans and financing	15	900,902	203,413
Provision for legal proceedings	24	2,066	1,366
Accounts payable to selling shareholders	13	1,033,318	1,130,501
Other liabilities		1,134	794
Total non-current liabilities		1,965,268	1,395,122
Total liabilities		3,349,007	2,375,396

Equity	16
Share capital		11	11
Capital reserve		2,203,167	2,200,645
Treasury shares		(132,929)	-
Share-based compensation reserve		102,134	80,817
Accumulated losses		(232,857)	(80,589)
Total equity		1,939,526	2,200,884
Total liabilities and equity		5,288,533	4,576,280

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-2

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	18	183,267	208,730	771,240	705,173
Cost of sales	19	(44,766)	(44,485)	(199,994)	(154,825)

Gross profit		138,501	164,245	571,246	550,348

Selling expenses	19	(114,982)	(98,612)	(353,367)	(274,582)
General and administrative expenses	19	(109,867)	(72,108)	(246,161)	(199,030)
Other income (expenses), net		413	3,234	2,913	3,993

Operating profit (loss)		(85,935)	(3,241)	(25,369)	80,729

Finance income	20	20,353	13,418	42,407	35,597
Finance costs	20	(124,947)	(44,812)	(209,239)	(113,903)
Finance result	20	(104,594)	(31,394)	(166,832)	(78,306)

Share of loss of equity-accounted investees		(5,575)	(4,042)	(8,326)	(8,041)

Loss before income taxes		(196,104)	(38,677)	(200,527)	(5,618)
Income taxes - income (expense)
Current		(1,246)	(14,218)	(37,143)	(68,841)
Deferred		53,290	25,407	85,402	67,036
	21	52,044	11,189	48,259	(1,805)

Net loss for the period		(144,060)	(27,488)	(152,268)	(7,423)

Other comprehensive income for the period		-	-	-	-
Total comprehensive loss for the period		(144,060)	(27,488)	(152,268)	(7,423)

Basic earnings per share - in Brazilian reais	17
Class A		(2.53)	(0.49)	(2.67)	(0.13)
Class B		(2.53)	(0.49)	(2.67)	(0.13)
Diluted earnings per share - in Brazilian reais	17
Class A		(2.53)	(0.49)	(2.67)	(0.13)
Class B		(2.53)	(0.49)	(2.67)	(0.13)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-3

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three and nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent

	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total equity
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764

Net loss for the period	-	-	-	(27,488)	(27,488)
Total comprehensive loss	-	-	-	(27,488)	(27,488)
Issuance of common shares in follow-on public offering	-	591,898	-	-	591,898
Share issuance costs, net of income taxes	-	(15,620)	-	-	(15,620)
Restricted stock transferred	-	16,539	(16,539)	-	-
Share-based compensation plan	-	-	(2,339)	-	(2,339)
Balances at September 30, 2020 (unaudited)	11	2,201,316	80,680	(104,792)	2,177,215

	Attributable to equity holders of the parent

	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total equity
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810

Net loss for the period	-	-	-	(7,423)	(7,423)
Total comprehensive loss	-	-	-	(7,423)	(7,423)
Issuance of common shares in follow-on public offering	-	591,898	-	-	591,898
Share issuance costs, net of income taxes	-	(15,620)	-	-	(15,620)
Restricted stock transferred	-	17,416	(17,416)	-	-
Share-based compensation plan	-	-	13,550	-	13,550
Balances at September 30, 2020 (unaudited)	11	2,201,316	80,680	(104,792)	2,177,215

F-4

	Attributable to equity holders of the parent

	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total equity
Balances at June 30, 2021 (unaudited)	11	2,203,141	(107,936)	89,297	(88,797)	2,095,716

Loss for the period	-	-	-	-	(144,060)	(144,060)
Total comprehensive loss	-	-	-	-	(144,060)	(144,060)
Share based compensation plan	-	-	-	12,939	-	12,939
Purchase of treasury shares (Note 16.b)	-	-	(25,069)	-	-	(25,069)
Investments shares transferred	-	-	76	(76)	-	-
Restricted stock transferred	-	26	-	(26)	-	-

Balances at September 30, 2021 (unaudited)	11	2,203,167	(132,929)	102,134	(232,857)	1,939,526

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total equity
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Loss for the period	-	-	-	-	(152,268)	(152,268)
Total comprehensive loss	-	-	-	-	(152,268)	(152,268)
Share based compensation plan	-	-	-	25,716	-	25,716
Purchase of treasury shares (Note 16.b)	-	-	(134,806)	-	-	(134,806)
Investments shares transferred	-	-	1,877	(1,877)	-	-
Restricted stock transferred	-	2,522	-	(2,522)	-	-

Balances at September 30, 2021 (unaudited)	11	2,203,167	(132,929)	102,134	(232,857)	1,939,526

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-5

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais)

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(200,527)	(5.618)
Adjustments to reconcile loss before income taxes
Depreciation and amortization	136,080	89,763
Inventory reserves	12,965	3,339
Allowance for doubtful accounts	16,486	28,233
Loss on sale/disposal of property and equipment and intangible assets disposed	222	1,524
Fair value change in financial instruments from acquisition of interests	-	(438)
Changes in accounts payable to selling shareholders	75,153	19,872
Share of loss of equity-accounted investees	8,326	8,041
Share-based compensation plan	57,315	15,309
Accrued interest	20,610	16,052
Interest accretion on acquisition liability	84,826	49,990
Income from non-cash equivalents	(14,916)	(9,856)
Interest on lease liabilities	3,361	2,060
Provision for legal proceedings	37	594
Provision for payroll taxes (restricted stock units)	2,686	(1,166)
Foreign exchange income	2,147	(371)
Changes in fair value of step acquisitions	-	(3,248)
Other financial cost/revenue, net	(706)	(1,849)
Changes in assets and liabilities
Trade receivables	95,979	40,821
Inventories	(18,339)	(8,052)
Recoverable taxes	(2,996)	(4,818)
Other assets	(21,231)	(7,319)
Trade payables	29,034	(3,791)
Labor and social obligations	11,325	44,832
Taxes and contributions payable	(6,471)	9,797
Advances from customers	(16,574)	(20,273)
Other liabilities	1,730	(887)

Cash generated from operations	276,522	262,541

Income taxes paid	(70,684)	(90,412)
Interest paid on lease liabilities	(2,521)	(1,186)
Interest paid on accounts payable to selling shareholders	(5,254)	(47)
Interest paid on loans and financing	(13,406)	(9,867)
Payments for contingent consideration	(332)	(3,696)
Net cash flows from operating activities	184,325	157,333

Investing activities
Acquisition of property and equipment	(9,542)	(5,663)
Investments in unconsolidated entities	(126,760)	(32,628)
Acquisition of subsidiaries, net of cash acquired	(31,056)	(22,022)
Payments of accounts payable to selling shareholders	(101,285)	-
Acquisition of intangible assets	(104,733)	(63,069)
Sale (purchase) of financial investments	366,309	(322,141)
Net cash flows used in investing activities	(7,067)	(445,503)

Financing activities
Purchase of treasury shares	(134,806)	-
Proceeds from public offering	-	591,898
Share issuance costs	-	(17,531)
Payment of lease liabilities	(10,599)	(5,728)
Long term payments of accounts payable to selling shareholders	(19,455)	(954)
Loans and financing	896,223	198,611
Loans and financing transaction costs	(8,550)	(553)
Net cash flows from financing activities	722,813	765,743

Foreign exchange effects on cash and cash equivalents	(2,147)	371

Increase in cash and cash equivalents	897,924	477,944

Cash and cash equivalents at the beginning of the period	424,410	48,900
Cash and cash equivalents at the end of the period	1,322,334	526,844
Increase in cash and cash equivalents	897,924	477,944

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-6

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 29, 2021.

1.2	Significant events during the period

(a)	Internal restructurings

Change of corporate name

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

Corporate restructuring

On July 1, 2021, the Company completed a corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., and SAS Sistema de Ensino Ltda.e SAS Livrarias Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A. All incorporated companies were under common control of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. There were no tax effects resulting from the incorporation.

(b)	Financial transactions

Debentures issue

In August 2021, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 900,000 debenturesn with a unitary value of R$1.00, in the total amount of R$ 900,000 (with transaction costs in the amount of R$ 8,550). The purpose of this issue is to pay the amount due on the COC and Dom Bosco acquisition. See Notes 14 and 26 for further information.

F-7

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total stock capital for R$ 25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and an additional R$ 53,523 on September 27,2021, in new rounds of investments. See Note 9 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo. Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) in September 2021, and the transaction closing date occurred on October 1, 2021. as described in Note 26.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired 60% of the outstanding shares of Me Salva!, an entity founded in 2011 with an online educational solution to help students improve their ENEM scores and be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. The remaining 40% will be acquired from the non-controlling interests in 2025 based on the enterprise value (as defined in the sale purchase agreement) of Me Salva! as of December 31, 2024.

F-8

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 3 for further information.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired a 23.43% interest in Tera for R$ 15,000 through the purchase of interest from minority shareholders and a capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing. See Note 9 for further information.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Eduqo, which provides educational services, acting specifically in the Learning Management System (LMS), for R$ 30,000, subject to price adjustments.

This transaction was approved by CADE in June 2021, and the transaction closing date occurred on July 1, 2021. See Note 3 for further information.

Acquisition of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares Edupass, which provides educational services, acting specifically as an “education as a benefit” platform. The Company connects education institutions with companies and professionals, and currently has more than 75,000 courses linked with corporate education benefits to help employees in their career development.

The transaction was closed for R$ 5,000, with an additional earn out of R$ 17,226 to be paid in 2024, subject to price adjustments. See Notes 3 and 13 for further information.

(d)	Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers.

F-9

Since June 30, 2021, the pace of vaccination in Brazil has accelerated and it is estimated that most of the Country’s population over 18 years of age will be immunized by December 2021.

Currently, the country presents an optimistic scenario and is believed to be closer to the end of the pandemic, since on average 90% of the Brazilian population over 18 years of age is vaccinated with at least the first dose, and about 40% of this target audience is fully vaccinated according to information from Brazilian health authorities.

The initial restriction measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, education was included in the essential activities list by some states in 2021, allowing private schools to conduct classes on a hybrid model, with on-site and remote classes. The resumption of Brazilian economic activity is occurring in stages, with restrictions over some activities being gradually lifted, including restrictions for the education sector, in accordance with specific health and safety protocols. In person classes are returning but is occurring differently in each Brazilian state, according to their particular circumstances.

Notwithstanding the above, the Company did not suspend its activities and, despite the gradual lifting of the restrictions by the authorities, most of its workforce continues to work remotely from home, except for part of the Company’s administrative and distribution centers’ teams that are working on-site, in accordance with health and safety protocols and social distancing guidelines. The Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and facilitating the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support partner schools, since the beginning of the pandemic, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning, while complying with social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The advance of vaccinations has allowed the resumption of economic activities in some sectors, especially services, where there has been a reduction in isolation restrictions. Most schools in Brazil resumed on-site teaching in August 2021, and Company travel, which was previously restricted, also resumed as of the third quarter, following the best health and safety protocols.

The Company’s content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to their calendar for the year, enabling the Company to recognize revenues on these products.

F-10

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s main suppliers did not raise any issues related to their ability to fulfill scheduled shipments or indicated the need to incur in any significant additional expenses.

As a result, as of September 30, 2021, the following events and transactions occurred during the period:

•	The Company incurred additional expenses of R$ 1,646 during the nine months period ended September 30, 2021, related to health care in food and emotional health programs offered to the Company’s employees.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

•	The Company obtained rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful lives and residual values of properties and equipment. For the nine months period ended September 30, 2021, the discount obtained was R$ 217.

•	The Company’s revenue for the school year ended September 30, 2021 was 9% below the ACV booking for the school year period starting in October of the previous year to September of the current year.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry in Brazil or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	An adverse change in the fair value of financial instruments recognized on the Company’s books.

F-11

•	The need for renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

2	Significant accounting policies

 2.1 Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2020.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2020.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

F-12

 2.2 Changes in accounting policies and disclosures

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•	IFRS 17 Insurance Contracts

3	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2021
	Me Salva!	Eduqo	Edupass
Assets
Cash and cash and equivalents	10,562	1,112	362
Trade receivables	2,010	300	23
Inventories	80	-	-
Recoverable taxes	7	50	-
Other assets	160	4	101
Property and equipment	145	74	-
Right-of-use assets	112	270	-
Intangible assets	12,022	9,335	3,395
	25,098	11,145	3,881
Liabilities
Trade payables	614	77	56
Labor and social obligations	296	232	42
Taxes and contributions payable	211	657	519
Leases	112	270	-
Loans and financing	91	119	-
Advances from customers	322	-	22
Other liabilities	2,263	4	-
	3,909	1,359	639
Net identifiable assets acquired at fair value	21,189	9,786	3,242

Goodwill arising on acquisition	28,326	25,132	11,987
Purchase consideration	49,515	34,918	15,229
Cash paid	15,779	15,097	2,000
Capital contribution	10,000	-	-
Accounts payables to selling shareholders arising from acquisition (Note 13)	22,196	19,024	13,229
Retained payments	1,324	-	-
Price adjustment	216	797	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(486)	(377)	(180)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,433)	(13,985)	(1,638)

F-13

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the timeframe defined by IFRS 3.

(a)	Me Salva! Cursos e Consultorias S/A (“Me Salva!”)

On March 12, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

The purchase consideration transferred was R$ 49,515, comprised of:

For acquisition of 60%: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments; and (iv) R$ 216 determined as an "acquisition price adjustment.

For acquisition of remaining 40%: (i) R$ 22,196, representing the present value of the amount that will be paid in March 2025. Because the price is not fixed, the Company considers the payment as contingent consideration and the financial liability is measured at FVPL and no non-controlling interest has been recognized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 28,326 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

F-14

Transaction costs

Transaction costs of R$ 486 were expensed and are included in general and administrative expenses as of September 30, 2021.

(b)	Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On July 1, 2021, the Company acquired control of Eduqo, by acquiring 100% of the outstanding shares on the acquisition date.

Eduqo provides educational services, acting specifically in the Learning Management System (LMS) segment.

The purchase consideration transferred was R$ 34,918, comprised of: (i) R$ 15,097 cash consideration paid on the acquisition date; (ii) R$ 13,472 related to seller financing and R$ 5,552, representing the present value of the amounts that will be paid in two installments on each anniversary date of the transaction, and (iii) of R$ 797 determined as an acquisition price adjustment. Because the R$ 5,552 is not a fixed price but subject to a formula, the Company considers the payment as contingent consideration and the liability is measured at FVPL. See Note 13 for further information.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 25,132 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Eduqo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 377 were expensed and are included in general and administrative expenses as of September 30, 2021.

(c)	Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company acquired control of Edupass, by acquiring 100% of the outstanding shares on the acquisition date.

F-15

Edupass connects education institutions with companies and professionals, helping employees in their career development.

The purchase consideration was R$ 15,229, comprised of: (i) R$ 2,000 cash consideration paid on the acquisition date; (ii) R$ 1,975 related to seller financing which will be paid in two installments on each anniversary of the transaction; and (iii)  R$ 11,254, representing the present value of the amount that will be paid in 2024. Because the R$ 11,254 is not a fixed price but subject to a formula, the Company considers the payment as contingent consideration and the liability is measured at FVPL.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 11,987 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 180 were expensed and are included in general and administrative expenses as of September 30, 2021.

F-16

(d)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Entity	Asset acquired	Valuation technique
Me Salva!	Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets

Eduqo
Edupass

Me Salva!	Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Eduqo
Edupass

Me Salva!	Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Edupass

Me Salva!	Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Eduqo
Edupass

Me Salva!	Educational content	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Eduqo

(e)	Revenue and profit contribution

The individual net revenue and net income (loss) from the acquisition date through the period ended are presented below:

	September 30, 2021
	Me Salva!	Eduqo	Edupass
Total net revenue	4,923	1,128	70
Net income (loss) before income taxes	(3,190)	704	(12)

Total revenue and loss before income taxes for the Company are presented below assuming the acquisitions had occurred at the beginning of the year:

September 30, 2021
Total net revenue	775,042
Loss before income taxes	(201,543)

This additional financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

4	Cash and cash equivalents

	September 30, 2021	December 31, 2020
	(unaudited)
Cash and bank deposits	9,590	7,536
Bank deposits in foreign currency (a)	6,105	28,327
Cash equivalents (b)	1,306,639	388,547
	1,322,334	424,410

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions. As of September 30, 2021, the average interest on these CDBs was equivalent to 87.1% (December 31, 2020: 95.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate during the nine-month period was 3,01% (December 31, 2020: 2,76%) These financial investments are available for immediate use and have insignificant risk of changes in value. The increase in cash equivalents balance is mainly due to issuance of debentures, as described in Notes 1.2.b) and 15.

F-17

5	Financial investments

	September 30, 2021	December 31, 2020
	(unaudited)
Financial investments (a)	371,083	721,935
Financial investments in foreign currency	-	542
Other	517	517
	371,600	722,994
Current	333,166	712,645
Non-current	38,434	10,349

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications, managed by highly credit-rated financial institutions. As of September 30, 2021, the average interest on these investments is equivalent to 99.9% (2020: 101.3%) of the CDI. The average CDI rate during the nine-month period was 0.21% per month.

6	Trade receivables

	September 30, 2021	December 31, 2020
	(unaudited)
From sales of educational content	380,364	475,507
From related parties (Note 8)	1,901	3,209
	382,265	478,716
(-) Allowance for doubtful accounts	(77,116)	(63,434)
	305,149	415,282

As of September 30, 2021, and December 31, 2020, the aging of trade receivables was as follows:

	September 30, 2021	December 31, 2020
	(unaudited)
Neither past due nor impaired	246,658	360,737

Past due	135,607	117,979

1 to 60 days	34,769	26,206
61 to 90 days	12,961	9,973
91 to 120 days	10,737	10,528
121 to 180 days	14,458	18,887
More than 180 days	62,682	52,385
	382,265	478,716

F-18

The movement in the allowance for doubtful accounts for the nine-month periods ended September 30, 2021 and 2020, was as follows:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(63,434)	(30,051)
Additions	(16,486)	(28,233)
Receivables written off during the period as uncollectible	2,804	517
Balance at end of period	(77,116)	(57,767)

7	Inventories

	September 30, 2021	December 31, 2020
	(unaudited)
Educational content	22,497	30,167
Educational content in progress (a)	67,882	37,276
Consumables and supplies	1,739	1,198
Inventories held by third parties	7,574	5,435
	99,692	74,076

(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).The Company's inventories typically fluctuate as a result of seasonal variations in the business, mainly due to the start of production of the next collection, of which main deliveries begin to be sent to schools in the last quarter of each year (usually in November and December), where they are used for the next school year, and in the first quarter of each subsequent year (usually in February and March).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the nine-month periods ended September 30, 2021 and 2020 was as follows:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(7,510)	(6,517)
Additions	(12,965)	(3,339)
Write-off of inventories against reserve	9,325	3,321
Balance at end of the period	(11,150)	(6,535)

F-19

8	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2021	December 31, 2020
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,901	3,209
	1,901	3,209
Other assets
Arco Instituto de Educação (b)	1,101	-
	1,101	-
Loans to related parties
Loans – Geekie Partners S.A. (c)	4,481	4,361
OISA Tecnologia e Serviços Ltda. (d)	-	5,018
Former shareholders - EI (e)	6,632	11,099
Former shareholders - Eduqo (f)	4	-
Former shareholders - Edupass (f)	97	-
	11,214	20,478
Current	4,481	9,970
Non-current	6,733	10,508

Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	59	150
	59	150
Other liabilities OISA Tecnologia e Serviços Ltda. (g)	45	469
	45	469

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	5,447	4,569
OISA Tecnologia e Serviços Ltda. (g)	27	-
	5,474	4,569

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	-	(1)

Finance income
WPensar S.A.	-	30
Geekie Partners S.A. (c)	121	373
OISA Tecnologia e Serviços Ltda. (d)	19	-
Minority shareholders - EI (e)	217	-
	357	403

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment term is under negotiation between the parties.

(c)	On January 17, 2019, the Company loaned R$ 4,000 to Geekie Partners S.A., the current minority shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the nine-month period, the Company recognized R$ 121 of interest income. The transaction was intended to support Geekie’s working capital needs.

F-20

(d)	On October 23, 2020, the Company loaned R$ 5,000 to OISA Tecnologia e Serviços Ltda. (“ISAAC”),an affiliate of the Company and which a member of its key management personnel was a Director of the Company until October 9, 2020. The entity is developing a project to assist schools in financial and administrative management. The amount was paid in February 2021 and the Company recognized R$ 19 of interest income.

(e)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the nine-month period, the Company recognized R$ 217 of interest income.

(f)	Amount due from former shareholders of Eduqo and Edupass, which the payment is under negotiation between the parties. The amounts are not subject to financial charges.

(g)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of September 30, 2021, the amount to be transferred to OISA is R$ 45 and during the nine-month period the recognized revenue from financial intermediation was R$ 27.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)

Short-term employee benefits	41,286	29,531
Share-based compensation plan	32,780	51,151
	74,066	80,682

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

9	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund due to the dilution of its interest. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund.

F-21

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested R$ 33,195 and an additional R$ 53,523 on September 27, 2021, and now holds an 26.0% interest due to the dilution of its interest.

Based on the signed agreement, the Company does not have control of INCO but exercises significant influence over the entity since it is one of the four members of INCO’s Board of Directors.

Tera Treinamentos Profissionais Ltda (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills, according to which 8,234 shares were acquired, equivalent to 23,43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

F-22

10	Property and equipment

Reconciliation of carrying amount:

								September 30, 2021	September 30, 2020
								(unaudited)	(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	1,991	307	3,929	12,895	123	14,478	6,722	40,445	28,351
Additions	343	-	675	6,128	112	1,126	1,158	9,542	5,663
Business combination	10	-	65	94	-	50	-	219	211
Disposals	(3)	-	(13)	(360)	-	-	(7)	(383)	(51)
At the end of the period	2,341	307	4,656	18,757	235	15,654	7,873	49,823	34,174

Depreciation
At the beginning of the period	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)	(7,023)
Depreciation charge for the period	(292)	(54)	(326)	(2,774)	(10)	(3,233)	(1,613)	(8,302)	(5,181)
Depreciation of disposals	1	-	6	164	1	-	-	172	18
At the end of the period	(544)	(180)	(1,026)	(6,271)	(44)	(7,849)	(6,574)	(22,488)	(12,186)

Net book value
At the beginning of the period	1,738	181	3,223	9,234	88	9,862	1,761	26,087	21,328
At the end of the period	1,797	127	3,630	12,486	191	7,805	1,299	27,335	21,988

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the nine-month periods ended September 30, 2021 and 2020.

F-23

11	Leases

The balance sheet shows the following amounts relating to leases:

	September 30, 2021	December 31, 2020
	(unaudited)
Right-of-use assets
Properties	36,686	29,938
Machinery and equipment	62	84
	36,748	30,022

	September 30, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Current	16,052	12,742
Non-current	27,502	22,478
	43,554	35,220

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	30,022	21,631
Additions	17,798	1,449
Disposal	(64)	-
Lease modification (a)	200	1,971
Depreciation expense	(11,590)	(5,700)
Business combination	382	-
At the end of the period	36,748	19,351

Average annual depreciation rate	30.0%	24.3%

	September 30, 2021	September 31, 2020
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	35,220	25,857
Additions	17,798	1,449
Disposal	(70)	-
Lease modification (a)	200	1,971
Business combination	382	-
Interest expense	3,361	2,060
Payments of lease liabilities	(10,599)	(5,728)
Discounts on leases	(217)	-
Interest paid	(2,521)	(1,186)
At the end of the period	43,554	24,423

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

F-24

The Company entered into a fiduciary agreement with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due on the lease agreements of the São Paulo office. This financial agreement bears interest at the rate of 1.95% per annum. The lease payments are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,690 for the nine-month period ended September 30, 2021 (September 30, 2020: R$ 1,805).

F-25

12	Intangible assets and goodwill

											September 30, 2021	September 30, 2020
											(unaudited)	(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947	1,890,899
Acquisitions (a)	-	-	-	-	6,378	30,339	85	50,561	743	16,627	104,733	63,069
Disposals	-	-	-	-	-	(9)	-	(252)	-	-	(261)	(3,743)
Business combinations	65,445	-	3,195	2,173	179	10,023	7,577	30	1,575	-	90,197	44,283
Finalization of price allocation (b)	(66,952)	-	-	-	-	-	-	-	-	-	(66,952)	-
Transfer	-	-	(1)	-	-	-	-	16,503	1	(16,503)	-	-
At the end of the period	1,392,844	15,263	325,337	283,171	36,017	85,670	484,016	237,190	14,175	1,981	2,875,664	1,994,508

Amortization
At the beginning of the period	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)	(78,996)
Amortization	-	(1,305)	(25,630)	(24,430)	(6,085)	(11,558)	(19,279)	(45,862)	(2,201)	-	(136,350)	(86,765)
Amortization of disposals	-	-	-	-	-	11	-	239	-	-	250	2,252
At the end of the period	-	(8,123)	(63,867)	(73,605)	(24,188)	(21,288)	(46,594)	(91,787)	(4,958)	-	(334,410)	(163,509)

Net book value
At the beginning of the period	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637	1,811,903
At the end of the period	1,392,844	7,140	261,470	209,566	11,829	64,382	437,422	145,403	9,217	1,981	2,541,254	1,830,999

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	The acquisitions of the period are mainly due to the development of educational content from the 2021 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)	Refers to the Geekie and EI purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections used to define the purchase price allocation and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

F-26

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	September 30, 2021	December 31, 2020
	(unaudited)
Core	914,091	918,091
Supplemental	478,753	476,260
	1,392,844	1,394,351

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

There were no indicators of impairment for the nine-month periods ended September 30, 2021.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if necessary.

For the nine-month period ended September 30, 2021 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	September 30, 2021	December 31, 2020
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	371,968	354,950
Acquisition of NS Educação Ltda. (b)	5,917	5,724
Acquisition of Escola em Movimento (c)	-	1,024
Acquisition of Nave à Vela (d)	-	21,941
Acquisition of Positivo (e)	926,010	903,428
Acquisition of WPensar (f)	-	3,605
Acquisition of Studos (g)	5,430	11,349
Acquisition of EI (h)	231,381	363,502
Acquisition of Geekie (i)	208,925	120,992
Acquisition of Me Salva! (j)	25,429	-
Acquisition of Eduqo (k)	20,493	-
Acquisition of Edupass (l)	13,229	-
	1,808,782	1,786,515
Current	775,464	656,014
Non-current	1,033,318	1,130,501

F-27

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 24 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the nine-month period ended September 30, 2021 the Company recognized R$ 16,789 of interest. Based on the realized EBITDA for the 2019 and 2020 school years, the accounts payable increased by R$ 230 of fair value adjustment during the nine-month period ended September 30, 2021.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted based on the Interbank certificates of deposit (CDI) interest rate.

(c)	The balance of December 31, 2020 was retained for any contingent liabilities that might arise. The amount was adjusted based on the Brazilian basic interest rate (SELIC).) and settled in 2021.

(d)	The balance at December 31, 2020 is related to the two tranches for the acquisition of the remaining 49% interest in Nave payable until February 2022. The Company paid the second tranche in February 2021 and on the same date, as agreed between the Company and the minority shareholders, the parties decided to accelerate the last payment. Therefore, on September 30, 2021, the Company has a 100% interest in Nave. During the nine-month period ended September 30, 2021, the Company recognized R$ 705 of interest.

(e)	The amount represents 50% of the acquisition price and will be paid annually in November over 4 years (20% payable in 2021 and 2022 and 30% payable in 2023 and 2024). The payment is secured by a guarantee letter through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the nine-month period ended September 30, 2021, the Company recognized R$ 22,582 of interest.

(f)	The amount represents 20% of the acquisition price and was retained for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount was updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the payment date, which occurred on September 2021.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 8,2% for the first installment and 8,5% for the second installment due in September 2022. The first installment was paid in September 2021 and the second will be paid over the next year on the anniversary of the acquisition date.

(h)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.8% (13.1% in 2020).

On May 14, 2021 the Company concluded the first stage of the Escola da Inteligência acquisition with the payment of R$ 88,000, which added to the R$ 200,000 paid in December 2020, relates to the 60% of interest in the acquired business.

The last installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the nine-month period ended September 30, 2021 the Company recognized R$ 23,667 of interest and the accounts payable increased by R$ 963.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 12.9% (13.1% in 2020). The exercise price will be calculated for two different contents (“Geekie One” and “Geekie Others”) and is determined by the greater of:

F-28

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the nine-month period ended September 30, 2021 the Company recognized R$ 18,136 of interest and the accounts payable increased by R$ 73,797, due to increase in expected ACV book value of Geekie One product for 2022.

(j)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 12.9%. The payment of the retained portion is in the amount of R$ 1,324 and will be made in 5 equal annual installments, commencing in June 2022. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During the nine-month period ended September 30, 2021 the Company recognized an interest expense of R$ 1,746 and the accounts payable increased by R$ 163.

(k)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.3%. Payment of the outstanding installments in the amount of R$ 13,473 and the earn out of R$5,552 will be made in 2 equal annual installments, commencing in July 2022. The price adjustment of R$ 797 will be paid in a single installment in July 2022. The earn-out is calculated based on the estimated 2022 and 2023 revenue, plus cash generation. During the nine-month period ended September 30, 2021 the Company recognized an interest expense of R$ 672.

(l)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 17.9%. The payment of the outstanding installments is in the amount of R$ 1,975 and will be made in 2 equal annual installments, commencing in September 2022, while the payment of the earn out will be made in 2024, in the amount of R$ 11,254. The earn out is calculated based on the estimated 2023 revenue.

14	Labor and social obligations

	September 30, 2021	December 31, 2020
	(unaudited)
Labor and social obligations
Bonuses (a)	20,120	31,046
Payroll and social charges (b)	86,212	53,462
Payroll accruals	51,215	25,582
Other labor	10,582	11,549
	168,129	121,639
Current	167,783	85,069
Non-current	346	36,570

F-29

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$16,802 during the nine-month period ended September 30, 2021 (2020: R$ 13,610).

(b)	Share-based compensation plan

Geekie Plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board.

The first stock option plan was approved on December 19, 2017, with share-based compensation features to be settled in cash and not in equity. On November 27, 2020, the entity reassessed the fair value of the vested shares in the closing period and updated the liability against share-based compensation plan expenses, reducing the net assets acquired of the Geekie’s opening balance.

On December 1, 2020, after Geekie’s acquisition by Arco, the Company approved, new conditions for granting stock options in the total amount of 31,763 shares. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled.

The new stock options plan is classified as cash settled since all Geekie’s employees have signed a mandatory contract to sell all the option to Arco at exercise date at the same price to be paid to non-controlling selling shareholders and liability is measured at fair value at the end of each reporting period until its effective settlement.

The exercise price of the options granted to all beneficiaries is R$ 82.91 as determined in the grant agreements. The beneficiary has the maximum period for exercising the options is up to March 31, 2022, under penalty of forfeiture.

The fair value of the plan is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest. This payable amount was reclassified to current liabilities in 2021, since its due to 2022.

Although the valuation used in both calculations is the same, Arco recorded accounts payable to selling shareholders, and Geekie recorded stock options for employees who remained in the company after the acquisition without the possibility of liquidation in equity as labor and social obligations.

Restricted stock units

In 2019 the Company implemented a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees of the Company's subsidiaries and members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the members of the Board, whose shares are restricted for sale for one year after vesting.

F-30

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any company in the business group from the grant date until vesting. If a participant leaves the group or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements of outstanding shares from the grant date until September 30, 2021:

Number of restricted stock units
Outstanding at December 31, 2020	161,231
Granted (a)	251,491
Vested (b)	(159,452)
Restricted stocks units transferred	(17,878)
Effectively forfeited	(5,690)
Estimated forfeited	(9,286)
Outstanding at September 30, 2021	220,416

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

(b)	Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on September 30, 2021. Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The total compensation expense for the nine-month period ended September 30, 2021, including taxes and social charges, was R$32,780, (R$25,716 of principal and R$7,064 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

F-31

The fair value of these equity instruments was measured on the grant date as follows:

Grant date (a)	Final vesting date	Vesting period (% per year)	Total shares granted	Total shares cancelled	Total shares vested (b)	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(466,483)	-	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(30,245)	-	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	-	(8,691)	3,790	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(23,902)	9,962	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	-	(13,164)	-	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	-	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	(984)	(1,751)	1,781	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	-	(3,086)	-	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	-	(4,389)	5,113	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	-	(14,865)	34,637	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	-	(818)	1,838	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	-	(2,812)	6,553	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	-	(699)	1,836	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	-	(119)	332	70	148.28
24/06/2021	31/12/2021	1 year (100%)	89,808	-	(46,428)	78,726	14,837	165.21
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	5,000	-	(1,000)	3,414	590	118,02
30/09/2021	28/09/2023	3 years (33.33%)	3,000	-	(1,005)	1,706	354	118,02
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	4,000	-	(800)	2,731	472	118,02
30/09/2021	31/03/2025	4 years (20%, 20%, 30%, 30%)	75,000	-	-	63,996	8,852	118,02
30/09/2021	31/12/2021	1 year (100%)	3,107	-	-	2,651	367	118,02
30/09/2021	30/06/2022	1 year (100%)	1,543	-	-	1,350	182	118,02
30/09/2021	30/09/2021	1 year (100%)	167	-	(167)	-	20	118,02
Total			910,600	(88,073)	(625,423)	220,416	134,467

F-32

(a)	The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

(b)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

As of September 30, 2021, the Company transferred 9,841 investment shares under the Matching Program with an average price of R$ 191.1.

15	Loans and financing

	Interest rate	Maturity	September 30, 2021	December 31, 2020
			(unaudited)
Bank loan	100% CDI + 2.7% pa	December/2021	201,323	100,395
Bank loan	100% CDI + 2.7% pa	January/2022	100,661	200,788
Bank loan	8.1% pa	March/2022	618	1,500
Bank loan	8.2% pa	May/2022	5,636	8,373
Bank loan (a)	3.7% pa	October/2023	71	-
Bank loan	3.8% pa	November/2023	56	63
Bank loan (b)	3.8% pa	October/2023	105	-
Debentures (c)	100% CDI + 1.7% pa	August/2023	897,737	-
			1,206,207	311,119
Current			305,305	107,706
Non-current			900,902	203,413

(a)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount will be settled in 3 installments until October 2023 and bear interest at the rate of 3.7% per annum.

F-33

(b)	Loan acquired by Eduqo, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bear interest at the rate of 3.8% per annum.

(c)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition and will be settled in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% pa, which will accrue and will also be payable on August 25, 2023. The debentures are guaranteed by Arco Educação S.A.

All financing arranged by the Company is not subject to any financial covenants as of the nine-month period ended September 30, 2021.

16	Equity

a.	Share capital

As of September 30, 2021, and December 31, 2020, Arco’s share capital is represented by 57,601,399 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 30,200,551 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

F-34

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021, or the Repurchase Program. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

As of September 30, 2021, the Company has a total of 821,334 of treasury Class A common shares under the Repurchase Program with an average price of US$ 29.4.

17	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing loss attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the loss attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Three-month period ended			Three-month period ended
	September 30, 2021 (unaudited)			September 30, 2020 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the parent	(74,688)	(69,372)	(144,060)	(13,928)	(13,560)	(27,488)
Weighted average number of common shares outstanding (thousand)	29,501	27,401	56,902	28,144	27,401	55,545
Effects of dilution from:
Share-based compensation plan (thousands)	220	-		192	-

Basic loss per share - R$	(2.53)	(2.53)		(0.49)	(0.49)
Diluted loss per share - R$	(2.53)	(2.53)		(0.49)	(0.49)

	Nine-month period ended			Nine-month period ended
	September 30, 2021 (unaudited)			September 30, 2020 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the parent	(79,210)	(73,058)	(152,268)	(3,735)	(3,688)	(7,423)
Weighted average number of common shares outstanding (thousand)	29,708	27,401	57,109	27,743	27,401	55,144
Effects of dilution from:
Share-based compensation plan (thousands)	220	-	-	192	-

Basic loss per share - R$	(2.67)	(2.67)		(0.13)	(0.13)
Diluted loss per share - R$	(2.67)	(2.67)		(0.13)	(0.13)

F-35

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30,2021	September 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	179,531	207,529	764,002	700,151
Other	4,684	1,400	9,770	5,720
Deductions:
Taxes	(948)	(199)	(2,532)	(698)
Net revenue	183,267	208,730	771,240	705,173

	For the nine-month period ended 30 September 2021			For the nine-month period ended 30 September 2020
			(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	611,356	150,114	761,470	614,064	85,389	699,453
Other	3,391	6,379	9,770	421	5,299	5,720
Total net revenue from contracts with customers	614,747	156,493	771,240	614,485	90,688	705,173
Timing of revenue recognition
Transferred at a point in time	614,747	156,493	771,240	614,485	90,688	705,173
Total net revenue from contracts with customers	614,747	156,493	771,240	614,485	90,688	705,173

	For the three-month period ended 30 September 2021			For the three-month period ended 30 September 2020
			(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	148,830	29,752	178,582	160,774	45,987	206,761
Other	1,138	3,547	4,685	-	1,969	1,969
Total net revenue from contracts with customers	149,968	33,299	183,267	160,774	47,956	208,730
Timing of revenue recognition
Transferred at a point in time	149,968	33,299	183,267	160,774	47,956	208,730
Total net revenue from contracts with customers	149,968	33,299	183,267	160,774	47,956	208,730

The Company recognized impairment losses on trade receivables arising from contracts with customers, included in selling expenses in the statement of income, of R$ 16,486 and R$ 28,233 for the nine-month periods ended September 30, 2021, and 2020, respectively.

F-36

19	Expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30,2021	September 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	(14,870)	(25,261)	(89,707)	(86,290)
Operations personnel	(5,582)	(5,518)	(24,136)	(17,585)
Inventory reserves	(5,579)	305	(12,965)	(3,339)
Freight	(3,970)	(3,108)	(17,623)	(14,000)
Depreciation and amortization	(7,598)	(7,171)	(36,016)	(23,504)
Other	(7,167)	(3,732)	(19,547)	(10,107)
Cost of sales	(44,766)	(44,485)	(199,994)	(154,825)

Sales personnel	(45,967)	(39,752)	(158,609)	(123,668)
Depreciation and amortization	(24,558)	(18,903)	(73,114)	(55,911)
Sales & marketing	(15,339)	(6,687)	(27,086)	(17,576)
Customer support	(17,020)	(12,537)	(59,596)	(37,666)
Allowance for doubtful accounts	(5,987)	(15,679)	(16,486)	(28,233)
Real estate rentals	(285)	(163)	(953)	(700)
Other	(5,826)	(4,891)	(17,523)	(10,828)
Selling expenses	(114,982)	(98,612)	(353,367)	(274,582)

Corporate personnel	(22,787)	(21,313)	(72,099)	(59,511)
Third party services	(25,575)	(20,436)	(64,138)	(57,321)
Real estate rents	(870)	(318)	(1,649)	(1,081)
Travel expenses	(305)	(68)	(426)	(1,977)
Tax expenses	(1,969)	(2,289)	(5,821)	(4,531)
Software licenses	(1,959)	(1,950)	(5,279)	(4,184)
Share-based compensation plan	(43,355)	(19,840)	(64,403)	(51,280)
Depreciation and amortization	(10,449)	(3,641)	(26,950)	(10,348)
Other	(2,598)	(2,253)	(5,396)	(8,797)
General and administrative expenses	(109,867)	(72,108)	(246,161)	(199,030)

Total	(269,615)	(215,205)	(799,522)	(628,437)

F-37

20	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30,2021	September 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	14,831	290	26,521	2,086
Changes in fair value of financial investments (a)	-	5,966	13	11,056
Changes in fair value of put and call options(b)	-	4,002	-	14,851
Changes in accounts payable to selling shareholders	4,147	-	6,920	-
Interest income - Others	245	271	3,232	2,298
Other	1,130	2,889	5,721	5,306
Finance income	20,353	13,418	42,407	35,597

Changes in fair value of derivative instruments (b)	-	(4,423)	-	(14,413)
Changes in accounts payable to selling shareholders (Note 13)	(78,811)	(12,978)	(82,073)	(19,872)
Bank fees	(2,126)	(973)	(6,166)	(2,914)
Interest on liabilities related to acquisition of investments (c)	(30,802)	(13,013)	(84,826)	(49,990)
Interest on lease liabilities	(1,204)	(641)	(3,361)	(2,060)
Interest on loans and financing	(11,705)	(9,077)	(20,610)	(16,052)
Other	(299)	(3,707)	(12,203)	(8,602)
Finance costs	(124,947)	(44,812)	(209,239)	(113,903)

Finance result	(104,594)	(31,394)	(166,832)	(78,306)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

F-38

21	Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September	September	September	September
	30, 2021	30, 2020	30,2021	30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss before income taxes	(196,104)	(38,677)	(200,527)	(5,618)
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Expected income tax benefit at statutory rates	66,675	13,150	68,179	1,910

Reconciliation adjustments:
Share of loss of equity-accounted investees	(1,896)	(1,374)	(2,831)	(2,734)
Effect of presumed profit of subsidiaries	-	(254)	3,266	4,675
Tax effect of unrecognized tax loss benefits (b)	(2,396)	-	(8,740)	-
Stock option (b)	(9,763)	-	(10,752)	-
Other (additions) exclusions, net	(576)	(333)	(863)	(5,656)
	52,044	11,189	48,259	(1,805)

Current	(1,246)	(14,218)	(37,143)	(68,841)
Deferred	53,290	25,407	85,402	67,036
Income taxes expense	52,044	11,189	48,259	(1,805)

Effective rate	26.5%	28.9%	24.1%	32.1%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Permanent differences of non-deductible expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2020	Recognized in profit or loss	As of September 30, 2021
			(unaudited)
Deferred tax assets
Tax losses carryforward	64,764	57,439	122,203

Financial instruments from acquisition of interests	117,393	44,739	162,132
Other temporary differences	46,815	3,259	50,074
Share base compensation	6,473	7,581	14,054
Tax benefit from tax deductible goodwill	11,547	(2,680)	8,867
Amortization of intangible assets	16,821	2,764	19,585
Total deferred tax assets	263,813	113,102	376,915
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(15,678)	(28,221)	(43,899)
Other temporary differences	(2,001)	521	(1,480)
Total deferred tax liabilities	(26,910)	(27,700)	(54,610)
Deferred tax assets (liabilities), net	236,903	85,402	322,305

Deferred tax assets	236,903		322,305
Deferred tax liabilities	-		-

F-39

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s chief executive officer, who is the chief operating decision maker for the purposes of assessing performance and allocating resources to the reportable segments, and making the Company’s strategic decisions.

The Company’s reportable segments are:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

The chief operating decision maker does not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of September 30, 2021, none of the Company’s customers individually represented more than 5% of our total revenue.

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	Nine-month period ended September 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Consolidated Total
Net revenue	614,747	156,493	771,240	771,240
Cost of sales	(159,089)	(40,905)	(199,994)	(199,994)
Gross profit	455,658	115,588	571,246	571,246
Selling expenses	(292,396)	(60,971)	(353,367)	(353,367)
Segment profit	163,262	54,617	217,879	217,879
General and administrative expenses	-	-	-	(246,161)
Other income, net	-	-	-	2,913
Operating loss	-	-	-	(25,369)
Finance income	-	-	-	42,407
Finance costs	-	-	-	(209,239)
Share of loss of equity-accounted investees	-	-	-	(8,326)
Loss before income taxes	-	-	-	(200,527)
Income taxes benefit	-	-	-	48,259
Loss for the period	-	-	-	(152,268)

Other disclosures	-	-	-	-
Depreciation and amortization	125,174	10,906	136,080	136,080
Investments in associates and joint ventures	128,202	-	128,202	128,202
Capital expenditures	103,332	10,943	114,275	114,275

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	Nine-month period ended September 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Consolidated Total
Net revenue	614,485	90,688	705,173	705,173
Cost of sales	(138,678)	(16,147)	(154,825)	(154,825)
Gross profit	475,807	74,541	550,348	550,348
Selling expenses	(231,313)	(43,269)	(274,582)	(274,582)
Segment profit	244,494	31,272	275,766	275,766
General and administrative expenses	-	-	-	(199,030)
Other income, net	-	-	-	3,993
Operating profit	-	-	-	80,729
Finance income	-	-	-	35,597
Finance costs	-	-	-	(113,903)
Share of loss of equity-accounted investees	-	-	-	(8,041)
Loss before income taxes	-	-	-	(5,618)
Income taxes expense	-	-	-	(1,805)
Loss for the period	-	-	-	(7,423)

Other disclosures
Depreciation and amortization	83,493	6,270	89,763	89,763
Investments in associates and joint ventures	70,252	-	70,252	70,252
Capital expenditures	61,746	6,986	68,732	68,732

	Tree-month period ended September 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Consolidated Total
Net revenue	149,968	33,299	183,267	183,267
Cost of sales	(32,916)	(11,850)	(44,766)	(44,766)
Gross profit	117,052	21,449	138,501	138,501
Selling expenses	(91,819)	(23,163)	(114,982)	(114,982)
Segment profit (loss)	25,233	(1,714)	23,519	23,519
General and administrative expenses	-	-	-	(109,867)
Other income	-	-	-	413
Operating loss	-	-	-	(85,935)
Finance income	-	-	-	20,353
Finance costs	-	-	-	(124,947)
Share of loss of equity-accounted investees	-	-	-	(5,575)
Loss before income taxes	-	-	-	(196,104)
Income taxes expense	-	-	-	52,044
Loss for the period	-	-	-	(144,060)

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	Tree-month period ended September 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Consolidated Total
Net revenue	160,774	47,956	208,730	208,730
Cost of sales	(38,832)	(5,653)	(44,485)	(44,485)
Gross profit	121,942	42,303	164,245	164,245
Selling expenses	(84,785)	(13,827)	(98,612)	(98,612)
Segment profit	37,157	28,476	65,633	65,633
General and administrative expenses	-	-	-	(72,108)
Other income	-	-	-	3,234
Operating loss	-	-	-	(3,241)
Finance income	-	-	-	13,418
Finance costs	-	-	-	(44,812)
Share of loss of equity-accounted investees	-	-	-	(4,042)
Loss before income taxes	-	-	-	(38,677)
Income taxes expense	-	-	-	11,189
Loss for the period	-	-	-	(27,488)

Capital expenditures consist of additions to property and equipment and intangible assets. There were no inter-segment revenues or costs in the nine-month periods ended September 30, 2021 and 2020.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable and accounts receivable. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
September 30, 2021 (unaudited)
Total assets	5,019,154	301,508	5,320,662	(32,129)	5,288,533
Total liabilities	3,307,891	73,245	3,381,136	(32,129)	3,349,007
December 31, 2020
Total assets	4,342,905	253,480	4,596,385	(20,105)	4,576,280
Total liabilities	2,316,545	78,956	2,395,501	(20,105)	2,375,396

F-43

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
September 30, 2021 (unaudited)
Cash and cash equivalents	-	1,322,334	1,322,334
Financial investments	-	371,600	371,600
Trade receivables	-	305,149	305,149
Related parties	-	11,214	11,214
Investments in financial instruments (Bewater)	9,810	-	9,810
Other assets – related party (Arco Instituto)	-	1,101	1,101
	9,810	2,011,398	2,021,208

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	-	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	-	415,282	415,282
Related parties	-	20,478	20,478
Investments in financial instruments (Bewater)	9,654	-	9,654
	27,299	1,565,519	1,592,818

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
September 30, 2021 (unaudited)
Trade payables	-	70,674	70,674
Accounts payable to selling shareholders (a)	846,112	962,670	1,808,782
Lease liabilities	-	43,554	43,554
Loans and financing	-	1,206,207	1,206,207
	846,112	2,283,105	3,129,217

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2020
Trade payables	-	40,925	40,925
Accounts payable to selling shareholders (a)	861,385	925,130	1,786,515
Lease liabilities	-	35,220	35,220
Loans and financing	-	311,119	311,119
	861,385	1,312,394	2,173,779

(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

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Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	September 30, 2021	December 31, 2020
		(unaudited)
Financial assets
Financial investments	Level 2	-	17,645
Investments at fair value	Level 1	9,810	9,654

Financial liabilities
Accounts payable to selling shareholders	Level 3	846,112	861,385

As of September 30, 2021, and December 31, 2020, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

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If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended September 30, 2021 and 2020.

Recurring fair value measurements	Financial instruments – call options on equity method investments (assets)	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(19,872)
Interest expense	-	-	(29,737)
Gains (loss) recognized in statement of income	(8,059)	8,706	-
As of September 30, 2020 (unaudited)	27,887	(25,234)	(374,581)

As of December 31, 2020	-	-	(861,385)
Acquisitions	-	-	(38,994)
Payment	-	-	116,445
Changes in accounts payable to selling shareholders	-	-	(75,153)
Interest expense	-	-	(53,977)
Finalization of price allocation (Note 12.b)	-	-	66,952
As of September 30, 2021 (unaudited)	-	-	(846,112)

(iv) Transfers between levels 2 and 3

During the nine-month periods ended September 30, 2021 and 2020, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company uses specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

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24	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2019	-	122	129	251
Additions	564	108	137	809
Business combination	-	-	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366
Additions	217	726	260	1,203
Reversals	(393)	-	(110)	(503)
Balances at September 30, 2021 (unaudited)	289	778	999	2,066

As of September 30, 2021, the Company was party to lawsuits classified as possible losses totaling R$ 8,745 (R$ 7,863 as of December 31, 2020), as shown below:

	September 30, 2021	December 31, 2020
	(unaudited)
Civil (a)	6,983	6,367
Labor (b)	1,762	1,496
Total	8,745	7,863

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

As the arbitration proceeding progresses the estimated amount payable by CBE to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by CBE to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted by the non-controlling shareholder.

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In light of the arbitration proceeding and based on IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder. The provision is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized numbers, the liability increased by R$ 230 in 2021 and was recorded as financial expense as described in Note 13.a). During the nine-month period ended September 30, 2021, the Company recognized R$ 16,789 of interest related to the liability.

25	Transactions not involving cash

The Company carried out the non-cash activities in the nine-month period ended September 30, 2021, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period as described in Note 11 and retained payments and acquisition from business combination in Note 3.

26	Subsequent events

Corporate restructuring

On October 1, 2021, the Company completed a corporate reorganization through the incorporation of Nave à Vela Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.

Acquisition of COC and Dom Bosco learning systems

On October 1, 2021, Arco concluded the acquisition of 100% of the capital stock of COC and Dom Bosco. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$ 800,400, adjusted for COC’s and Dom Bosco’s cash and working capital positions as of September 30,2021. The net amount calculated was R$ 789, paid in a single installment on the transaction closing date.

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Payment of the Positivo installment

On November 1, 2021, the Company paid the amount of R$ 186,138 related to the second installment of Positivo acquisition as described in Note 13.e).

Cancellation of Treasury Shares

On November 1, 2021, the Company repurchased 1,172,991 Class A Common Shares under the Repurchase Plan previously approved by the Board of Directors. On the same date, the Company canceled 750,000 Treasury Shares with the approval of the Board of Directors.

Loan agreement

On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 with an interest rate of 1.752% p.a. Additionally, Geekie entered into swap contracts with the lender, swapping the original interest rate to CDI + 1.7208%, avoiding any exchange risk. The loan payments will be paid quarterly in 12 installments, until October 28, 2024. The loan is to finance the acquisition of chromebooks, which are part of Geekie's educational offering.

Investment from Dragoneer and General Atlantic

On November 18, 2021 Arco entered into agreements led by affiliates of Dragoneer Investment Group LLC (“Dragoneer”), which have committed to make a US$100 million strategic investment, and General Atlantic Partners (Bermuda) J, L.P. (“General Atlantic”), which has committed to make a US$50 million strategic investment, through the purchase of convertible senior notes, subject to customary closing conditions.

Each note will be convertible at the option of the holder into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of the Company (on an as converted basis for the convertible senior notes).

The convertible notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais, payable quarterly in cash in arrears in United States dollars, therefore mitigating currency risk.

Arbitation process of International Scholl

On November 29, 2021, the arbitration panel issued a decision on the merits of the arbitration dispute filed by Mr. Ulisses Borges Cardinot, a 48.52% shareholder in International School, with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. (current name of PSD Educação S.A.) and Arco Educação S.A. The decision is under the ongoing review of financial and legal advisors of the company and its interpretation and execution will be further discussed in the award phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot shall not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported. For further information, please see Note 24.

***

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